SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com

www.duanemorris.com

September 17, 2010

VIA EDGAR

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
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Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 001-13926
Dear Mr. Schwall:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter is the Company’s Supplemental Memorandum of Response, which memorializes and supplements certain matters discussed in our conference call on September 7, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009.
     If you have any questions or comments concerning this matter, please contact me.

Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

Attachments

cc:	William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.

Duane Morris llp

1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901

DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Supplemental Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
(File No. 001-13926)
September 17, 2010

General
     This memorandum sets forth supplemental responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to oral comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in a conference call on September 7, 2010 between the Staff and counsel to the Company concerning our Form 10-K for the fiscal year ended December 31, 2009 (the “Report”). As requested by the Staff, this Supplemental Memorandum of Response memorializes and supplements certain matters discussed in such conference call.
     References to “Diamond Offshore,” “we,” “us” or “our” mean the Company and its consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.
Supplemental Responses to Staff Comments
1.	Disclosure of the specific dollar limit of the Company’s pollution and environmental liability insurance coverage is not required in the Report.
•	The dollar limit of the Company’s pollution and environmental liability insurance coverage is highly sensitive commercial information, and there is no item in Regulation S-K or provision of Form 10-K that specifically requires its disclosure.
•	We do not believe it is appropriate or necessary, in order for the reader to gain an understanding of the material aspects of our insurance program, to specifically quantify the dollar limit of the liability insurance we maintain for pollution and environmental risks.

•	We recognize that it may be material to investors if a company is not insured for a significant risk, or carries insurance coverage at a level that is not customary for its business.

•	The Company, however, has disclosed that it carries marine liability insurance. In addition, we have updated our risk factors and other disclosure to specifically disclose that we believe the policy limit under our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business.

•	While we disclose and address the existence and scope of this coverage, we believe that the specific dollar limit of our pollution and environmental liability coverage is not itself material information that is required to be included in the Report.
2.	Disclosure of the specific dollar limit of the Company’s pollution and environmental liability insurance coverage may be harmful to the Company’s investors.
•	In light of the highly sensitive nature of this information, we believe that the disclosure of such amount could potentially result in increased and/or additional claims against the Company.
•	Allocation of risk and insurance coverage is consistently a subject of negotiation between the Company and its customers and vendors.

•	The potentially prejudicial effects of the disclosure of insurance coverage have long been recognized in public policy and in the law, which generally makes such information inadmissible at trial, subject to very limited exceptions.

•	In negotiating with customers and vendors, the Company is frequently asked to disclose the limits of its liability insurance coverage and for copies of its insurance policies, but as a matter of policy does not provide them to customers and vendors. Instead, the Company may provide an insurance certificate showing coverage at a negotiated level. We are not aware of any customer or vendor that has terminated negotiations with the Company based on an inability to obtain this information.
•	When a third party is to be named as an additional insured under the Company’s marine liability policy, it will typically seek to negotiate to maximize the amount of that coverage available to it. If such a third party knows the policy limit, it will typically seek to negotiate to make the full amount of that coverage available to it, thereby increasing the Company’s overall exposure.
•	Moreover, making such information available to our customers, suppliers and other parties would put the Company at a significant disadvantage when negotiating contractual allocations of liabilities with these counterparties, potentially exposing the Company to greater risk than it would otherwise bear absent such disclosure.
•	For example, certain types of vendors typically assume risks relating to their services. If the vendors knew the Company’s specific liability limit, and therefore were able to use it against the Company in negotiating the allocation of risk, then it would impede the Company’s ability to negotiate successfully for the allocation of all of these risks to the vendor.
•	As a result, requiring the Company to disclose its coverage level would put the Company at a competitive disadvantage both (a) with respect to the Company’s vendors and customers and (b) with respect to the Company’s competitors which do not provide such disclosure. A uniform requirement that is generally applicable at the same time to all of the Company’s competitors would remedy the latter concern, but not the former.
3.	Diamond Offshore should not be singled out or treated worse than its competitors.
•	Only a small minority of our peers and competitors in the industry currently provide this sensitive disclosure. To require our Company to make this unusual disclosure absent a generally applicable rule requiring that our competitors also simultaneously disclose such information would put us at an unfair disadvantage and adversely affect our competitiveness.

•	Unless all competitors are required to disclose their insurance limits uniformly and at the same time, these anti-competitive effects would result. Requiring the disclosure informally through the comment process, for example, would necessarily have such an adverse effect.

4.	Diamond Offshore has acted responsibly and carries marine liability insurance that compares favorably to coverage carried by its peers, and should not be required to disclose the specific dollar limit of the Company’s pollution and environmental liability insurance coverage absent a generally applicable rule requiring that our competitors also simultaneously disclose such information.
•	We have never experienced pollution or environmental liabilities in excess of our liability insurance limits, and we carry such coverage at a level well in excess of any such liabilities we have experienced to date. Moreover, in most respects, operators generally bear a greater risk of pollution and environmental liability than offshore drilling contractors.

•	In addition, as a general matter, we typically obtain contractual indemnification for certain pollution and environmental liabilities from the operator in the contract for our offshore drilling rig. We thereby seek to limit our exposure to these liabilities, to the extent of such indemnities and the operator’s performance thereunder, through contractual means in addition to relying on our liability insurance coverage.

•	Although most of our peers and competitors in the industry whose filings we have reviewed did not disclose the dollar limit of their liability insurance policies for pollution and environmental risks, we are aware of two offshore drilling contractors with relevant disclosures.

•	Ensco International plc (“Ensco”) is a global offshore contract drilling company. As of February 15, 2010, its offshore rig fleet of 47 rigs included 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig, based on its Form 10-K for the year ended December 31, 2009. On June 30, 2010, the aggregate market value of Ensco’s American Depositary Shares, each representing one Class A ordinary share, was approximately $5.6 billion (based upon the closing price on the New York Stock Exchange of $39.28). In its Form 10-K for the year ended December 31, 2009, Ensco disclosed that its insurance coverage for liabilities to third parties was subject to an annual aggregate policy limit of $500.0 million.

•	Transocean Ltd. (“Transocean”) reported that as of February 2, 2010, it owned, had partial ownership interests in or operated 138 mobile offshore drilling units, and that as of such date, its fleet consisted of 44 high-specification floaters (ultra-deepwater, deepwater and harsh environment semisubmersibles and drillships), 26 midwater floaters, 10 high-specification jackups, 55 standard jackups and three other rigs, based on its Form 10-K for the year ended December 31, 2009. On June 30, 2010, the aggregate market value of Transocean’s shares was approximately $14.8 billion (based upon the closing price on the New York Stock

Exchange of $46.33). In its Form 10-K for the year ended December 31, 2009, Transocean disclosed that it carries $950 million of third-party liability coverage (exclusive of certain personal injury liability deductibles, third-party property liability deductibles and retention amounts described therein), and that Transocean retains the risk for any liability losses in excess of the $950 million limit.
•	By comparison, the Company has a fleet of 46 offshore rigs currently consisting of 32 semisubmersibles, 13 jack-ups and one drillship, and on June 30, 2010, the aggregate market value of our common stock was approximately $8.6 billion (based upon the closing price on the New York Stock Exchange of $62.19). Our conclusion that our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry is consistent with, and is supported by, these two data points.

•	Moreover, our level of coverage as currently in effect compares favorably to the coverage disclosed by these two companies, particularly in light of our relative fleet size and market capitalization.
5.	Conclusion.
•	Rather than include disclosure that we do not believe is necessary to convey the material aspects of our insurance program, with effects that may be adverse to our investors, we believe that it is appropriate and responsive to the Staff’s comments to disclose that we believe that the policy limit under our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business. Such disclosure was included in our most recent Quarterly Report on Form 10-Q.

•	If the Staff concludes that additional disclosure should be mandated, then we believe that it would be inappropriate to require such disclosure informally and on a piecemeal basis through the comment process. Instead, any such disclosure should be required pursuant to a rule or requirement that is generally applicable to both the Company and its competitors, and any such rule or requirement should apply to all such issuers simultaneously. To require otherwise would put the Company at an unfair disadvantage and would adversely affect the Company’s competitiveness.

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